Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207471

KBS GROWTH & INCOME REIT, INC.
SUPPLEMENT NO. 3 DATED JUNE 3, 2016
TO THE PROSPECTUS DATED APRIL 28, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Growth & Income REIT, Inc. dated April 28, 2016 and filed with the SEC on May 3, 2016, as supplemented by supplement no. 1 dated May 9, 2016 and supplement no. 2 dated May 13, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Growth & Income REIT, Inc. and, as required by context, KBS Growth & Income Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering and escrow requirements; and

•	a clarification to our investment focus: core-plus strategy.
Status of the Offering and Escrow Requirements
We are offering up to a maximum of $1,500,000,000 in shares of our common stock in the primary offering, consisting of two classes of shares: Class A shares at a price of $10.39 per share and Class T shares at a price of $10.00 per share. Both classes of shares have discounts available to certain categories of purchasers. We are also offering up to a maximum of $800,000,000 in shares of our common stock pursuant to our distribution reinvestment plan: Class A shares at a price of $9.88 per share and Class T shares at a price of $9.50 per share. We are offering to sell any combination of Class A and Class T shares in our primary offering and distribution reinvestment plan offering. We reserve the right to reallocate shares between the primary offering and our distribution reinvestment plan offering, and to reallocate shares among classes of common stock, if we elect to offer additional classes in the future. As of June 2, 2016, we have not sold any shares in this offering.
We commenced a private placement offering exempt from registration under the Securities Act of 1933, as amended, on June 11, 2015, pursuant to which we offered a maximum of $105,000,000 of shares of our Class A common stock for sale to certain accredited investors, of which $5,000,000 of Class A shares are being offered pursuant to our distribution reinvestment plan. We ceased offering shares in the primary portion of our private offering on April 27, 2016.
As of June 2, 2016, we had raised approximately $76.8 million in gross offering proceeds from the sale of shares of our Class A common stock in our private offering and separate private transactions, which is sufficient to satisfy the minimum offering amount for Massachusetts and Pennsylvania investors in this offering. Accordingly, as of June 2, 2016, only Arizona investors are subject to escrow requirements. We will not sell any shares to Arizona investors unless we raise a minimum of $2,000,000 in aggregate gross offering proceeds (including sales made to residents of other jurisdictions) in this offering. See “Plan of Distribution - Special Notice to Arizona, Massachusetts and Pennsylvania Investors.”
Except with respect to subscriptions from Arizona investors, subscribers should make their checks payable to “KBS Growth & Income REIT, Inc.” Until we have raised $2,000,000 in this offering, Arizona investors should make their checks payable to “UMB Bank, N.A., as Escrow Agent for KBS Growth & Income REIT, Inc.”
A Clarification to Our Investment Focus: Core-Plus Strategy
As discussed in this prospectus, we expect our primary investment focus to be core real estate properties. We consider core properties to be existing properties with at least 80% occupancy.  Based on the current market outlook, we expect our core focus in the U.S. office sector to reflect a value-creating core strategy, which is also known as a core-plus strategy. In many cases, these core properties will have slightly higher (approximately 10% to 20%) vacancy rates and/or higher near-term lease rollover at acquisition than more conservative value-maintaining core properties. These characteristics provide us with opportunities to lease space at higher rates, especially in markets with increasing absorption, or to re-lease space in these properties at higher rates, bringing below-market rates of in-place expiring leases up to market rates. Many of these properties will require a moderate level of additional investment for capital expenditures and tenant improvement costs in order to improve or rebrand the properties and increase rental rates. Thus, we believe these properties provide an opportunity for us to achieve more significant capital appreciation by increasing occupancy, negotiating new leases with higher rental rates and/or executing enhancement projects. Our value-creating core strategy is generally lower risk relative to an enhanced return or opportunistic strategy because from the date of acquisition core properties generally provide better cash flow, have less near term lease rollover, and require less investment than enhanced return or opportunistic properties. Core properties therefore have less potential for adverse outcomes relative to enhanced return and opportunistic properties.

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